Exhibit 99.129

JOINT NEWS RELEASE NR: 21-11 | March 31, 2021

SKEENA WELCOMES $5 MILLION INVESTMENT FROM TAHLTAN NATION

Vancouver, BC (March 31, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) and the Tahltan Central Government (“TCG”) are pleased to announce that they have entered into an investment agreement, pursuant to which TCG have agreed to invest C$5 million into Skeena by purchasing 1,597,138 Tahltan investment rights (the “Rights”). The Rights are priced at approximately $3.13 per Right, which reflects the five-day volume weighted average price for the common shares of Skeena (“Common Shares”) for the trading day ended March 25, 2021.

Rights will automatically vest and convert into Common Shares, at a ratio of one Right per one Common Share (subject to customary adjustments), over the three-year period following the closing of the offering.

Walter Coles, Skeena’s President & CEO commented, “Skeena is delighted to welcome Tahltan as partners in the Company. Over the years we have often discussed our mutual desire to have the Tahltan Nation become owners of natural resource projects being developed in their Territory. This investment into Skeena represents a further step in an evolving relationship with the Tahltan Nation. We look forward to continuing our work with the Tahltan and gaining the support required for Skeena’s projects.”

Chad Norman Day, TCG President commented, “Tahltan Territory is home to British Columbia’s resource rich 'Golden Triangle' and a booming mineral exploration industry. Mining has always been part of our culture, both in the past and in present-day times. For thousands of years, our people prospected, mined, and utilized obsidian for tools, weaponry, and trade. More recently, Tahltans supported miners during the gold rush and have had operating mines in our homelands for multiple generations. In partnering with Skeena, the Tahltan Nation is evolving and taking significant steps forward by becoming meaningful equity partners in these projects. Ownership provides the Tahltan Nation with a strong seat at the table as we continue our pursuit towards capacity building and economic independence for the Tahltan people.”

The offering is subject to the achievement of certain conditions precedent, including the approval of the Toronto Stock Exchange.

On behalf of the Board of Directors of Skeena Resources Limited & the Tahltan Central Government

/s/ Walter Coles Jr.	/s/ Chad Norman Day
Walter Coles Jr.	Chad Norman Day
President & CEO, Skeena Resources Limited	President, Tahltan Central Government

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by the end of 2021. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

About the Tahltan Nation

The Tahltan Central Government (TCG) is the administrative governing body of the Tahltan Nation. The Iskut Band and the Tahltan Band continue to govern Tahltan interests with respect to the Indian Act in the communities of Iskut, Dease Lake and Telegraph Creek. The TCG is the representative government of the Tahltan Nation with respect to the inherent and collective Aboriginal title and rights shared by all Tahltan people. The Tahltan Nation’s Territory spans 95,933 square km of northwest British Columbia or the equivalent of 11 per cent of the province. Tahltan Territory includes 70 per cent of BC’s Golden Triangle, a world-class mining jurisdiction with a thriving mineral exploration sector.

Contact Information Skeena:

Kelly Earle: kearle@skeenaresources.com

Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Contact Information Tahltan:

Gordon Infanti: communicationsdirector@tahltan.org

Phone: +1 604 351 0726

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.